Exhibit (a)(1)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell 5.000% Convertible Senior Notes due 2023 of Teekay Corporation. The Offer (as defined below) is made solely by the Offer to Purchase, dated January 10, 2022, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Teekay Corporation’s 5.000% Convertible Senior Notes due 2023 in any jurisdiction in which the making or acceptance of offers to sell such notes would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Teekay Corporation by the Dealer Manager (as defined below) or one or more registered brokers or dealers registered under that jurisdiction’s laws.

Notice of Offer to Purchase for Cash

by

Teekay Corporation

of

Any and all of its 5.000% Convertible Senior Notes due 2023

at a Purchase Price Equal to $1,020 per $1,000 Principal Amount

Teekay Corporation, a Republic of the Marshall Islands corporation (the “Company” or “Teekay”), is offering (the “Offer”) to purchase any and all of its 5.000% Convertible Senior Notes due 2023 (the “Notes”) for cash, in an amount equal to $1,020 per $1,000 principal amount of Notes purchased (the “Purchase Price”), less any applicable withholding taxes and exclusive of any accrued and unpaid interest, if any, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 10, 2022 (as amended and supplemented from time to time, the “Offer to Purchase”). In addition to the Purchase Price, all holders of record of Notes (individually, a “Holder” and, collectively, the “Holders”) accepted for purchase pursuant to the Offer will also receive accrued and unpaid interest, if any, on those Notes from the last interest payment date with respect to those Notes to, but not including, February 10, 2022 (the “Settlement Date”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON FEBRUARY 8, 2022, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).

The Offer, together with the Company’s redemption of its outstanding 9.250% Senior Secured Notes due 2022 as described in Section 3 of the Offer to Purchase, is part of a broader corporate strategy of the Company to (a) strengthen its balance sheet, (b) reduce its cost of capital, (c) increase its financial flexibility in considering future strategic investment opportunities in the shipping sector and (d) facilitate its participation in the global energy transition. The Offer is not conditioned on any minimum amount of Notes being tendered. The Offer is, however, subject to other conditions that must be satisfied in the Company’s sole discretion or waived by the Company on or prior to the Expiration Time. The conditions to the Offer include, among other things, completion of the acquisition by merger of Teekay LNG Partners, L.P. by an affiliate of Stonepeak Limestone Holdings LP (f/k/a Stonepeak Infrastructure Fund IV Cayman (AIV III) LP), as described in Section 3 of the Offer to Purchase.

The Company’s Board of Directors (the “Board”) has approved the making of the Offer. However, none of Teekay, the Board, the Dealer Manager (as defined below), the Depositary (as defined below), or the Information Agent (as defined below) makes any recommendation as to whether Holders should tender or refrain from tendering their Notes, or as to the principal amount of the Notes to tender in the Offer. The Company has not authorized any person to make any such recommendation. Holders must make their own decision as to whether to tender their Notes and, if so, the principal amount of the Notes to tender.

Holders and other beneficial owners of Notes should read carefully the information set forth or incorporated by reference in the Offer to Purchase, including the purpose and effects of the Offer.

Any Holder desiring to tender, and any beneficial owner of Notes desiring that the Holder tender, all or any portion of such Holder’s Notes must follow the instructions and procedures described in Section 4 of the Offer to Purchase. No tenders will be valid if submitted after the Expiration Time.

The Notes are issued in book-entry form and are represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company (“DTC”) and are registered in the name of Cede & Co., as the nominee of DTC. DTC is the only registered holder of the Notes. To effectively tender Notes that are held through DTC, DTC participants should electronically transmit their acceptance through the automated tender offer program (“ATOP”) of DTC. There is no letter of transmittal for the Offer. Any beneficial owner of Notes held of record by DTC or its nominee, through authority granted by DTC, may direct the DTC participant through which such beneficial owner’s Notes are held in DTC to tender Notes on such beneficial owner’s behalf.

Upon the terms and subject to the conditions of the Offer, the Company will purchase any and all Notes that are validly tendered and not validly withdrawn prior to the Expiration Time at the Purchase Price. The Company will announce the preliminary results of the Offer on the business day following the Expiration Time.

For purposes of the Offer, the Company will be deemed to have purchased Notes that are validly tendered and not withdrawn under the Offer following the last to occur of (i) acceptance of the Notes for payment and (ii) deposit of the aggregate purchase price for the Notes. In all cases, payment for Notes tendered and accepted for payment in the Offer will be made promptly, but only after timely receipt by Computershare Trust Company, N.A. (the “Depositary”) of confirmation of the book-entry deposit of the Notes into the Depositary’s account at the book-entry transfer facility, a duly completed agent’s message, and any other required documents. All of the Notes purchased in the Offer will be retired and canceled.

The Depositary will return unpurchased Notes promptly after the expiration of the Offer or the valid withdrawal of the Notes, as applicable, by crediting the Notes to the appropriate account maintained by the tendering Holder at the book-entry transfer facility, without expense to the Holder.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 of the Offer to Purchase shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Notes by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Notes not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Notes upon the occurrence of any of the conditions specified in Section 7 of the Offer to Purchase prior to the Expiration Time by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement.

The Company’s reservation of the right to delay payment for Notes which the Company has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Securities Exchange Act of 1934, (as amended, (the “Exchange Act”), which requires that the Company pay the consideration offered or return the Notes tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law (including Rule 13e-4 under the Exchange Act), the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 7 of the Offer to Purchase shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect, including by changing the Purchase Price or limiting the aggregate principal amount of Notes being sought in the Offer. Amendments to the Offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the business day immediately following the last previously scheduled or announced Expiration Time. Any public announcement made under the Offer will be disseminated promptly to Holders in a manner reasonably designed to inform Holders of such change. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law (including Rule 13e-4 under the Exchange Act), the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through GlobeNewswire or another comparable service.

If the Company materially changes the terms of the Offer or the information concerning the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(e)(3) and 13e-4(f)(1) under the Exchange Act. If (1) the Company (a) makes any change to the Purchase Price at which it is offering to purchase Notes in the Offer or (b) limits the aggregate principal amount of Notes being sought in the Offer, and (2) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of a modification is first published, sent or given to Holders in the manner specified above, the Offer will be extended until the expiration of such ten business day period.

Holders may withdraw any Notes they have tendered under the Offer at any time prior to the Expiration Time. After the Expiration Time, tenders will be irrevocable except that Notes not yet accepted for purchase may be withdrawn at any time after 12:00 midnight, New York City time, at the end of the day on March 9, 2022. For a withdrawal of Notes to be valid, the Depositary must timely receive a properly transmitted “Request Message” through ATOP prior to the Expiration Time. The withdrawal notice must (a) specify the name of the DTC participant for whose account such Notes were tendered and such participant’s account number at DTC to be credited with the withdrawn Notes, (b) contain a description of the Notes to be withdrawn, including the CUSIP number(s), and the aggregate principal amount represented by such Notes to be withdrawn, and (c) be signed by such participant in the same manner as the participant’s name is listed on the applicable agent’s message, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of the Notes into the name of the person withdrawing such Notes. If a Holder has tendered Notes in more than one group of Notes, the Holder may withdraw Notes using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included.

Withdrawals of tenders of Notes may not be rescinded, and any Notes withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn Notes may be retendered at any time prior to the Expiration Time by again following one of the procedures described in Section 4 of the Offer to Purchase.

The Company will decide, in its sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties, subject to an Offer participant’s right to dispute such determination in a court of competent jurisdiction. The Company also reserves the absolute right to waive any defect or irregularity in the withdrawal of Notes by any Holder, whether or not the Company waives similar defects or irregularities in the case of any other Holder. None of the Company, the Depositary, Georgeson LLC, which is serving as the information agent for the Offer (the “Information Agent”), or Morgan Stanley & Co. LLC, which is serving as dealer manager for the Offer (the “Dealer Manager”), will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, or incur any liability for failure to give any such notification.

Holders that validly tender and do not validly withdraw Notes in the Offer that are accepted for purchase will lose their rights as a Holder, including their rights to convert those Notes into shares of the Company’s common stock. In addition, to the extent that Notes are tendered and accepted for payment pursuant to the Offer, the ability of Holders to transfer Notes that remain outstanding is likely to be more limited and the price for such Notes may be adversely affected.

The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The receipt of the Purchase Price by a U.S. Holder in exchange for the Notes pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the gross amount of the Purchase Price to such U.S. Holder in respect of such U.S. Holder’s tendered Notes (which does not include payments of accrued interest) and (ii) such U.S. Holder’s adjusted tax basis in such U.S. Holder’s tendered Notes. Except to the extent a U.S. Holder is subject to the market discount rules or the rules applicable to passive foreign investment companies discussed in Section 15 of the Offer to Purchase, any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if such Holder has held such Notes for more than one year at the time of disposition. For non-corporate U.S. Holders, certain preferential tax rates may apply to any long-term capital gain that is recognized. The deductibility of capital losses is subject to limitations.

Information reporting and backup withholding generally will not apply to payments of the Purchase Price and accrued interest to a Non-U.S. Holder if such amounts are paid outside the United States by a non-U.S. payor or non-U.S. middleman (within the meaning of U.S. Treasury Regulations) or the Non-U.S. Holder properly certifies under penalties of perjury as to its non-U.S. status (generally on IRS Form W-8BEN or IRS Form W-8BEN-E) and certain other conditions are met or the Non-U.S. Holder otherwise establishes an exemption.

The Offer to Purchase contains important information that Holders should read carefully before they make any decision with respect to the Offer.

Please direct any questions or requests for assistance to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Please direct requests for additional copies of the Offer to Purchase (which will be promptly furnished to Holders at the Company’s expense) to the Information Agent at the telephone number and address set forth below. Holders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Holders, Banks & Brokers May Call Toll-Free: 1 (866) 767-8867

The Dealer Manager for the Offer is:

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Call Toll-Free: 1 (855) 483-0952

January 10, 2022